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                           April 23, 2021

       Bhargava Marepally
       Chief Executive Officer
       StoneBridge Acquisition Corp.
       One World Trade Center
       Suite 8500
       New York, NY 10007

                                                        Re: StoneBridge
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 23,
2021
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 9, 2021
                                                            File No. 333-253641

       Dear Mr. Marepally:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Summary
       Redemption of public shares and distribution, page 17

   1. We note your response to our prior comment 1. Please also disclose whether shareholders may redeem their shares
in connection with any proposal to extend the 24 month time
                                                        period during which you
may consummate a business combination.
 Bhargava Marepally
FirstName   LastNameBhargava
StoneBridge   Acquisition Corp. Marepally
Comapany
April       NameStoneBridge Acquisition Corp.
       23, 2021
April 223, 2021 Page 2
Page
FirstName LastName
        You may contact Rolf Sundwall at (202) 551-3105 or Michelle Miller at
(202) 551-
3368 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Ari Edelman, Esq.